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                                                                    Exhibit 10.5

On February 20, 2000, the Board of Directors held a special meeting and elected John T. Golle as the Chief Executive Officer of the Company. The Board reinstated the terms of his former employment agreement with the modification of the following terms: (1) Mr. Golle's salary would be $240,000 per year, and
(2) upon termination, Mr. Golle would receive a severance package of $28,733.33 per month for a period of twelve months.